

ES
COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Allied Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1227 Mall Drive
(No. and Street)

Richmond	VA	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg S. Glaser (804) 378-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

300 Arboretum Place	Richmond		23236
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Glaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Allied Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



LIA HARNISH
Notary Public
Commonwealth of Virginia
My Commission Expires Apr 30, 2010

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Allied Securities, Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report

The Board of Directors
First Allied Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of First Allied Securities, Inc. as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of First Allied Securities, Inc, as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

BDO Seidman, LLP

February 26, 2010

First Allied Securities, Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2009

Assets

Cash and cash equivalents	$16,453,363
Receivable from clearing brokers	3,333,652
Due from affiliates	4,754,695
Securities owned, at fair value	926,797
Notes receivable, net	8,116,141
Goodwill	49,138,069
Intangibles, net	1,678,623
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $921,373	1,214,757
Prepaids and other assets	2,945,094
Total assets	$88,561,191

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 4,543,294
Accounts payable and other liabilities	6,453,283
Due to affiliates	61,832
Securities sold, not yet purchased, at fair value	168,527
Income taxes payable	2,296,835
Deferred income tax liabilities, net	359,361
Total liabilities	13,883,132
Commitments and contingencies	
Stockholder's equity	74,678,059
Total liabilities and stockholder's equity	$88,561,191

See accompanying summary of accounting policies and notes to statement of financial condition.

Organization

First Allied Securities, Inc. (FAS or the Company) is a wholly owned subsidiary of FAS Holdings, Inc. (the Parent) whose ultimate parent is Advanced Equities Financial Corp. (AEFC). FAS' primary activities include the brokerage of equity and fixed-income securities as well as the sale of investment company shares, asset management services, and insurance products. FAS is a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), and is also a registered investment advisor pursuant to the Investment Advisors Act of 1940.

FAS has agreements with non-affiliated clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, FAS operates under the exemptive provisions of the Securities and Exchange Commission (SEC) Rules 15c3-3(k)(2)(ii).

Consolidation

The consolidated financial statements include the accounts of First Allied Securities, Inc. and its wholly owned subsidiaries, First Allied Insurance Agency, Inc. and First Allied Insurance Agency Inc. of Hawaii. All intercompany transactions were eliminated upon consolidation.

Securities Transactions

Principal transactions and commission revenue and expense are recorded on a trade-date basis. Interest is recorded on an accrual basis.

Fair Value of Financial Instruments

Substantially all of FAS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with an original maturity of three months or less and money market funds.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Pursuant to FASB Accounting Standards Codification (ASC) (see "Recently Issued Accounting Standards") 350, *Goodwill and Others* (formerly known as SFAS No. 142, *Goodwill and Other Intangibles*), effective January 1, 2002, goodwill is evaluated at least annually by management for impairment, and more frequently in certain circumstances. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets. FAS considers all segments as one reporting unit for goodwill valuation purposes. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. Because goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on goodwill would not affect FAS' regulatory net capital.

Goodwill and Intangible Assets (continued)

In accordance with FASB ASC 360, *Property, Plant and Equipment* (formerly known as SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*), long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, FAS reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value. In management's opinion, no impairment exists as of December 31, 2009.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation.

Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased are carried at fair value on a trade date basis. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices of related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

Notes Receivable

Notes receivable are forgivable loans made to investment executives, typically in connection with their recruitment. These loans are forgivable based on continued affiliation with FAS and are amortized over the life of the loan, which is generally three to eight years, using the straight-line method, and is included in amortization and depreciation expense. FAS has established an allowance for doubtful accounts for amounts estimated not to be collected. Notes receivable is reported net of allowance for doubtful accounts of $450,000 at December 31, 2009.

Receivable from Clearing Brokers

The receivable from clearing brokers represents cash on deposit and amounts due for commissions earned. Cash deposits held at the clearing brokers and commissions earned collateralize amounts due to the clearing brokers, if any.

Income Taxes

FAS is included in the consolidated federal income tax return of AEFC. Federal income taxes are generally allocated to FAS as if it had filed a separate return. AEFC also files combined state tax returns in certain states. State taxes are also allocated to FAS. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance now codified as Accounting Standards Codification (the Codification or ASC) Topic 105, *Generally Accepted Accounting Principles*, which established a single source of authoritative, non-governmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued ASC 820, *Financial Measurements and Disclosures,* (formerly known as SFAS No. 157, *Fair Value Measurements*), which the Company adopted on January 1, 2008. However, in February 2008, the FASB delayed the effective date of ASC 820 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820 for nonfinancial assets and liabilities, effective January 1, 2009, did not have a material impact on the Company's results of operations or financial position.

Recently Issued Accounting Standards (continued)

In April 2009, the FASB issued three staff positions intended to provide additional application guidance and enhance the disclosure regarding fair value measurements and impairments of securities. This guidance is now codified within ASC Topic 820, *Financial Measurements and Disclosures*, ASC Topic 825, *Financial Instruments*, and ASC Topic 320, *Investments – Debt and Equity Securities*. ASC Topic 820 provides guidance on determining fair value when market activity has decreased. Updates contained within ASC Topic 825 enhance consistency in financial reporting by increasing the frequency of fair value disclosures. ASC Topic 320 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt securities. Except for the addition of required disclosures, the adoption of the provisions contained in these topics did not have a material effect on the Company's results of operations or financial position.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, *Subsequent Events*, which established a general standard of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of ASC Topic 855 and it did not have a material impact on the Company's results of operations or financial position.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value* ("ASU 2009-05). ASU 2009-05 provides clarification in measuring the fair value of liabilities in circumstances in which a quoted price in an active market for the identical liability is restricted from being transferred. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted ASU 2009-05 and it did not have a material effect on the Company's results of operations or financial position.

1. Fair Value Measurement

FASB ASC 820 (formerly known as SFAS No. 157, *Fair Value Measurements*) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities FAS has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include FAS' own data.)

The following table presents FAS' fair value for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash and cash equivalents	$16,453,363	$ –	$ –	$ –	$16,453,363
Securities owned					
Bankers' acceptance, commercial paper and certificates of deposit	–	–	–	–	–
U.S. Government and agency Obligations	2,498	–	–	–	2,498
Corporate and other debt	7,069				7,069
Equity securities	367,230	550,000	–	–	917,230
Totals	$16,830,160	$550,000	$ –	$ –	$17,380,160

1. Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Liabilities					
Securities sold, not yet purchased					
Bankers' acceptance, commercial paper and certificates of deposit	$ 27,492	$ –	$ –	$ –	$ 27,492
U.S. Government and agency Obligations	14	–	–	–	14
State and municipal government obligations	64,490	–	–	–	64,490
Equity securities	76,531	–	–	–	76,531
Totals	$168,527	$ –	$ –	$ –	$168,527

2. Income Taxes

Deferred tax liabilities are determined based on the differences between the financial reporting and tax bases of the assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The significant components of the FAS' deferred tax assets and liabilities at December 31, 2009 are as follows:

Deferred tax assets	
Accrued liabilities and reserves	**$ 973,308**
Stock-based compensation	**212,345**
Gross deferred tax assets	**1,185,653**
Deferred tax liabilities	
Intangibles	**1,538,208**
Depreciation and other	**6,806**
Gross deferred tax liabilities	**1,545,014**
Net deferred tax liability	**$ 359,361**

3. Related Party Transactions

Due from/to affiliates represents amounts owed to/by the Company to fund certain activities of the Parent. At December 31, 2009, this balance does not bear any interest.

4. Financial Instruments with Off-Balance-Sheet Risk

FAS clears all transactions on a fully disclosed basis with clearing firms that maintain all related records. In the normal course of business, FAS engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose FAS to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. FAS maintains all of its trading securities at the clearing firms, and these trading securities collateralize amounts due to the clearing firms.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. FAS is, therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case FAS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon FAS' financial statements.

The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2009, there were no amounts to be indemnified to the clearing brokers for these accounts.

5. Net Capital Requirements

FAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires FAS to maintain minimum net capital. FAS has elected to use the alternative method permitted by Rule 15c3-3, which requires that FAS maintain minimum net capital, as defined, of $250,000. At December 31, 2009, FAS' net capital was $6,080,825 which was $5,830,825 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash dividends.

6. Commitments and Contingent Liabilities

In the normal course of business, there are various lawsuits, claims, and contingencies pending against FAS. FAS is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In accordance with FASB ASC 450, *Contingencies*, FAS has established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of FAS, taken as a whole, such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

7. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities Owned	Securities Sold, But Not Yet Purchased
Bankers' acceptance, commercial paper and certificates of deposit	$ –	$ 27,492
U.S. Government and agency obligations	2,498	14
State and municipal government obligations	–	64,490
Corporate and other debt	7,069	–
Equity securities	917,230	76,531
Total	$926,797	$168,527

8. Goodwill and Other Intangibles Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance, December 31, 2008	$49,307,372
Acquisition reimbursement	(169,303)
Balance, December 31, 2009	$49,138,069

Intangibles

	Gross Carrying Amount	Accumulated Amortization
Amortizing identified intangible assets		
Book of business	$1,085,743	$ 155,106
Contractual customer relationships	2,523,232	1,775,246
Total	$3,608,975	$1,930,352

8. Goodwill and Other Intangibles Assets (continued)

FAS defines book of business as the acquired registered financial advisors' existing customer relationships that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

9. Stock Options

AEFC has granted awards in the form of stock options on behalf of the Company. Stock option awards to employees may be subject to a vesting period ranging from immediate vesting to vesting over periods from 3 to 5 years, as well as vesting based on the employee's or the Company's performance.

	Year Ended December 31, 2009	
	Options	Weighted Average Exercise Price
Outstanding at beginning of year	573,333	$5.58
Granted	–	–
Exercised	–	–
Canceled	–	–
Outstanding at end of year	573,333	5.58
Options exercisable at year end	403,334	$4.64

9. Stock Options (continued)

The following is a summary of the information concerning currently outstanding and exercisable options issued to the Company's employees as of December 31, 2009:

Exercise Prices	Options Outstanding	Weighted Average Exercise Life	Exercise Price	Options Exercisable	Exercise Price
$2.00	100,000	2.09	$ 2.00	80,000	$ 2.00
$6.00	183,333	2.42	6.00	183,333	6.00
$7.20	50,000	3.50	7.20	50,000	7.20
$8.00	190,000	2.59	8.00	60,001	8.00
$10.00	50,000	3.80	10.00	30,000	10.00
	573,333			403,334	

In accordance with FASB ASC 718, *Stock Compensation*, the Company records stock-based compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option pricing model.

10. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the computation of the Reserve Requirement pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Information Relating to Possession or Control Requirements Under Rule 15c3-3 pursuant to the exemptive provision of Rule 15c3-3(k)(2)(ii).

First Allied Securities, Inc.

Schedule I – Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
Year Ended December 31, 2009

Net Capital	
Stockholder's equity	$74,678,059
Other additions – deferred income tax liability	359,361
Non-allowable assets	
Receivables from clearing brokers, non-allowable	862,214
Due from affiliates	4,754,695
Notes receivable, net	8,116,141
Goodwill	49,138,069
Intangibles	1,678,623
Furniture, equipment and leasehold improvements, net	1,214,757
Prepaids and other assets	2,945,094
Total non-allowable assets	68,709,593
Other deductions – unsecured debits/short positions	44,108
Net capital before haircuts on securities positions	6,283,719
Haircuts on cash equivalents and securities	202,894
Net capital	6,080,825
Computation of alternative net capital requirement	
Minimum net capital requirement	250,000
Excess net capital	$ 5,830,825

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

See accompanying independent auditors' report



BDO Seidman, LLP
Accountants and Consultants

300 Arboretum Place, Suite 520
Richmond, Virginia 23236
Telephone: (804) 330-3092
Fax: (804) 330-7753

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
First Allied Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of First Allied Securities, Inc. (FAS) for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the consolidated financial statements, but do not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

continued...

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

February 26, 2010
Richmond, Virginia

First Allied Securities, Inc.



Consolidated Statement of Financial Condition

December 31, 2009



BDO